UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53560
CUSIP NUMBER:	67572P 101

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	March 31, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

OCTAGON 88 RESOURCES, INC.
Full Name of Registrant

Former Name if Applicable

Hochwachtstrasse 4
Address of Principal Executive Office (Street and Number)

Steinhausen CH. 6312
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the nine months ended March 31, 2014 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.     We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of May 15, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Guido Hilekes	41	79 237 62 18
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
Management is anticipating reporting significant changes to our operating results related to increased operations period over period. For the nine month periods ended March 31, 2014 and 2013 we expect to incur a net loss from operations of $6,341,309 and $37,684, respectively. The significant increase in losses is primarily due to a stock based compensation expense of $5,553,334 which was recorded during the nine month period ended March 31, 2014 with no comparative expense for the same period ended March 31, 2013.   Due to increased corporate operations we expect to report an increase in investor relations fees from $nil for the nine months ended March 31, 2014 to approximately $161,185 for the nine months ended March 31, 2014. Other general and administrative expenses are expected to increase to $29,269 for the nine months ended March 31, 2014 from $1,236 for the nine months ended March 31, 2013, professional fees are expected to increase to $136,475 for the nine months ended March 31, 2014 from $20,100 for the nine months ended March 31, 2013,  and we incurred exploration expenses in the amount of $30,706 as of March 31, 2014 with no comparable expense for the period ended March 31, 2013. During the nine months ended March 31, 2014, we  also expect to incur losses from equity investments of $430,340 as a result of the Company’s investments in CEC North Star Energy Ltd. with a comparable loss of $16,348 for the nine months ended March 31, 2013.

OCTAGON 88 RESOURCES, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2014	By:	/s/ Guido Hilekes
		Name:	Guido Hilekes
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).